EXHIBIT 3.1

ARTICLES OF AMENDMENT
OF
OAKWOOD HOMES CORPORATION

     Pursuant to §55-10-06 and §55-14A-01 of the General Statutes of North Carolina, the undersigned corporation hereby submits the following Articles of Amendment for the purpose of amending its Restated Articles of Incorporation.

1.	The name of the corporation is Oakwood Homes Corporation.

2.	The following amendments to the Restated Articles of Incorporation of the Corporation were duly adopted on April 15, 2004:

The Restated Articles of Incorporation of the Corporation, as heretofore amended, are further amended by adding the following sentence at the end of Article 4:

“So long as any shares of the Corporation’s capital stock are outstanding, the Corporation shall not authorize, pay or declare any dividend, whether in cash or property, or make any other distribution on its capital stock, except for any final distribution payable to shareholders upon the completion of the liquidation of the Corporation.”

The Restated Articles of Incorporation of the Corporation, as heretofore amended, are further amended by adding the following sentence at the end of Article 5:

“The Corporation shall neither permit nor register the transfer of any of the shares of its capital stock and any such attempt shall be null and void ab initio and shall not be effective.”

3.	The amendments provide for no exchange, reclassification or cancellation of issued shares.

4.	The amendments were approved in accordance with §55-14A-01 and as otherwise required by Chapter 55 of the North Carolina General Statutes.

This the 19th day of April, 2004

OAKWOOD HOMES CORPORATION

	By:	/s/ Richard M. Hutson, II

Richard M. Hutson, II
Authorized Officer